

June 13, 2022

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
2 Ha-Ta'asiya St.
Yokne'am Illit, 2069803 Israel

> **Re: Wearable Devices Ltd.**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed June 1, 2022**
> **File No. 333-262838**

Dear Mr. Dahan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2022 letter.

Amendment No. 7 to Registration Statement on Form F-1

Cover Page

1. We note your response to prior comment 1 and reissue our comment in part. Please disclose the Reset Price on the cover page.

Warrants, page 94

2. Please clarify what your references to "basic amount" mean as used in your disclosure about the Participation Rights and as capitalized as "Basic Amounts" on page 95. In that regard, we note that "Basic Amount" is also defined on page 101 to mean "IIA-supported Know-how." Further, it appears the form of Warrant uses "Trading Day" where you have stated this as "business day" in your disclosure about the Participation Rights. Please

reconcile. Further, please specify the number of days within which a Qualified Holder must deliver to you a written request after such Qualified Holder receives a pre-notice prior to your delivery of an irrevocable notice ("Upon the written request of a Qualified Holder within business days"). We also note remaining references in your registration statement to "no holders of at least Warrants" that should be completed with the appropriate figure. Please revise or advise.

General

3.   We note counsel's revised opinion filed as Exhibit 5.2 further to our prior comment 7 and reissue the comment in part. The opinion appears to opine only with respect to "each of the Warrants *comprising the Units*" and the Representative Warrants. Counsel should also provide a separate opinion as to the Additional Warrants, as they appear issuable after the Units are offered. The opinion should also be revised to reflect the updated maximum offering amount, including the 7,200,000 Additional Warrants that may be issued according to footnote 6 in your table of newly registered securities filed as Exhibit 107. Please provide an opinion that makes the above-requested changes or advise.

 You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Oded Har-Even